INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

March 31, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the LS Theta Fund (formerly filed as Liquid 8 Fund)

Ladies and Gentlemen:

This letter is in response to the comments received from staff of the Securities and Exchange Commission (the “Commission”) by telephone on February 24, 2014 on the Registrant’s registration statement filed on Form N-1A with respect to the LS Theta Fund (formerly filed as Liquid 8 Fund) (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 452 to Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

GENERAL

1.  Change the name of the Fund.  The term “Liquid” is only allowed for use by money market funds.  The number “8” in the name could be misleading when considering the in the 1st paragraph of the Principal Investment Strategies which states that the Fund targets an annual yield of at least 8%.  Pursuant to §230.156(b)(2)(ii) of the Securities Act of 1933, the Fund may not make representations, whether express or implied, about future investment performance.

Response: The Registrant has agreed to change the Fund’s name to the LS Theta Fund.

2.  Considering comment number 1 and that the Advisor’s name is Liquid Strategies, LLC, ensure that the Advisor’s name and logo are not more prominent than the Fund’s name.  In addition, file the revised cover page under SEC Correspondence before filing the updated Post-Amendment Filing.

Response: The Registrant filed the revised cover page on March 27, 2014.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses of the Fund (page 1)

3.  Consider removing the parenthetical in the first two rows related to sales loads since the Fund does not charge a sales load.

Response: The Registrant has removed the parentheticals from the first two rows.

4.  Submit via email, the completed fee schedule before the Fund is effective.

Response: The Registrant provided the completed fee schedule on March 26, 2014.

5.  Footnote 2 to the Fees and Expenses table states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 20__.” Please confirm to us that this date will be no less than one year from the effective date of the Fund’s registration statement. Also, please file the contractual agreement as an exhibit to the registration statement

Response: The Registrant confirms that the term of the expense limit agreement is at least one year from the effective date.  The Registrant has included a copy of the Operating Expense Limitation Agreement as an exhibit to the Amendment.

Principal Investment Strategies (pages 2 & 6)

6.  The first sentence of this section states that “the Fund seeks to achieve its investment objective by selling listed weekly put options on stock indices, exchange traded funds (“ETFs”), and common stock of U.S. equities across any market capitalization” Provide disclosure about adverse implications of selling put options.

Response:  The Registrant has added the following sentence: “The sale of put options generates income for the Fund, but exposes it to the risk of declines in the value of the underlying assets that are in excess of the income collected.”

7.  The first sentence of this section states that “the Fund seeks to achieve its investment objective by selling listed weekly put options on stock indices, exchange traded funds (“ETFs”), and common stock of U.S. equities across any market capitalization” Provide disclosure on the types of ETFs the Fund will sell put options.

Response: The Registrant has added the following sentence: “The Fund may sell put option on ETFs that primarily seek to track various benchmark indices which include but are not limited to different asset classes such as equities, fixed income instruments, inflation beneficiaries and cash equivalents.”

8.  The last sentence of the 1st paragraph states that the Fund targets an annual yield of at least 8%.  Pursuant to §230.156(b)(2)(ii) of the Securities Act of 1933, the Fund may not make representations, whether express or implied, about future investment performance.

Response: The Registrant has removed this sentence.

9.  The last sentence of the 1st paragraph states “The Fund’s advisor will limit the use of leverage by ensuring that the notional value of the put contracts sold (as measured by the strike price of the puts) will not exceed the aggregate net asset value of the Fund.”  Explain how this will work in light of the Dreyfus no action letter that states when selling put options a fund is required to segregate an amount no less that the exercising price of the underlying securities.

Response: The Registrant and the Advisor have reviewed the Dreyfus no action letter and acknowledge that the Fund intends to comply with Section 18(f) requirements.  The Fund will segregate sufficient liquid assets to cover its obligations when selling put options.  The sentence has been modified to clarify that the Fund will limit the use of leverage by ensuring that the aggregate value of the underlying securities (as measured by the strike price of the puts) of the put options sold will not exceed the Fund’ total net assets.

10.  With respect to the 4th paragraph, provide further explanation on how indices are selected.  In addition disclose how the Advisor ascertains whether general equity market environment is low, moderate or high risk”.

Response: The Registrant has modified the paragraph as follows:

The Fund’s adviser employs a disciplined portfolio construction process that relies on guidelines to govern capital allocations based on a quantitative methodology designed by the Fund’s adviser to ~~ascertain whether~~ measure the ~~general~~ perceived risk of the broad U.S. equity market ~~environment is low, moderate or high risk on any given date~~.  In making this determination, the Fund’s advisor considers various factors including but not limited to the overall volatility (rate of change) in the markets.  The Fund’s adviser bases allocation decisions among the various indices, ETFs and ~~stocks~~ common stock on a combination of quantitative risk measures and a qualitative assessment of potential risk/reward scenarios, with the ultimate goals of dampening volatility in the Fund’s portfolio and maintaining adequate portfolio diversification while achieving the Fund’s targeted return potential.  The Fund’s adviser evaluates the metrics associated with the valuation of options, including volatility, time to expiration and the relationship of the exercise price to the prevailing market price of the index, ETF or common stock.  There can be no guarantee that the strategy of the Fund’s adviser will be successful in this regard

Principal Risks of Investing (starting on pages 4 & 8)

11.  Provide a risk heading specific to selling put options.

Response:  The Registrant has added a risk specific to selling put options.

12.  Under the headings, “Options Risk” and “Derivative Risk”, clarify whether the Fund will be investing in futures, swaps and forward contracts; shorting options or futures; and purchasing put or call options.  If yes, add disclosure under principal investment strategies.

Response: Investing in futures, swaps and forward contracts; shorting options or futures; and purchasing put or call options are not a principal investment strategy.  References to these types of investments have been removed from the principal risk sections.

13.  Under the heading, “ETF Risk”, clarify whether the Fund will be investing in ETFs.  If yes, add disclosure under principal investment strategies.

Response: The Fund intends to sell written options on ETFs.  Although the Fund will not invest directly in ETFs, it is possible that the buyer of the written option sold by the Fund is obligated to buy the ETF.  Therefore, the Registrant has kept the ETF risk disclosure.

14.  Under the heading, “Asset Segregation Risk”, clarify whether the Fund will be investing in futures contracts.  In addition, when selling put options, the Fund is required to segregate liquid assets in the amount of the aggregate value of the underlying securities (as measured by the strike price of the puts) of the put options sold.  Clarify the disclosure.

Response:  The Registrant confirms that the Fund will either earmark or segregate sufficient liquid assets to cover its obligations under each option on an ongoing basis.  The disclosure has been modified to clearly reflect this.

Portfolio Managers

15.  Clarify who is jointly and primarily responsible for the day-to-day management of the Fund.

Response:   The Registrant has added the following sentence: Mr. Gibson is primarily responsible for the day-to-day management of the Fund.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Options (page B-2)

16.  Under Principal Investment Strategies, Policies and Risks, the disclosure includes information for call options.  Confirm whether call options are a principal investment strategy and if yes, include in the Prospectus under the principal investment strategy.

Response:   The Registrant confirms that call options are not a principal investment strategy.  The disclosure has been revised accordingly.

Options (page B-4)

17.  The third sentence states “with respect to cash-settled options, the Fund segregates or otherwise designates (“covers”) on a daily basis cash or other liquid assets in an amount equal to the Fund’s net obligations under those positions, if any, rather than the notional value of those options positions”.  The amount that is segregated must be at least equal to the exercise price regardless whether the option is cash settled or not.

Response:  The Registrant has modified the sentence as follows:

The Fund segregates or otherwise designates (“covers”) on a daily basis cash or other liquid assets in an amount equal to the Fund’s obligations (as measured by the strike price of the puts) on under those positions.

Investment Company Securities (Page B-5)

18.  The disclosure includes information for closed-end funds and unit investment trusts.  Confirm whether closed-end funds and unit investment trust are considered principal investment strategies.  Adjust the disclosure accordingly.

Response:  The Registrant confirms that investments in closed-end funds and unit investment trusts are not principal investment strategies.  References to these securities have been removed from the disclosure.

Government Obligations (Page B-7)

19.  Confirm whether government obligations are a principal investment strategy and adjust the disclosure accordingly.

Response:  The Registrant confirms that investments in government obligations are not principal investment strategies.  References to these securities have been removed from the disclosure.

Investment Restrictions (Page B-11

20.  With respect to Item 16(c)(1)(iv), number 4 should include reference to a “group of industries”.

Response:  The Registrant has added the required disclosure.

Proxy Voting Policy (page B-24)

21.  Include the Advisor’s Proxy Voting Procedures as Appendix B.

Response:  The Registrant has included the Advisor’s proxy voting policy and procedures as part of Appendix B to the SAI.

SUBSEQUENT COMMENTS

22. With respect to the completed fee schedule which was emailed on March 26, 2014, confirm that the expense example is based on the expense ratio with the waiver (net fees) for the one year and expense ratio without the wavier (gross fees) for the three years.

Response:  The Registrant confirms that the net expense ratio is used to calculate the one year expense example and the gross expense ratio is used to calculate the three years expense example.

23. With respect to the sample Prospectus cover page filed as SEC Correspondence on March 27, 2014, either omit the advisor’s logo or add “,LLC” to the Advisors name to ensure no confusion that it relates to the Advisers name and not a strategy.

Response:  The Registrant has added “, LLC” to the Adviser’s name on the Prospectus cover page.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/Joy Ausili
Joy Ausili
Investment Managers Series Trust
Secretary